THE YACKTMAN FUNDS, INC.

FORM N-SAR

Report for the Six Months ending June 30, 1997


Item 77I - Terms of New or Amended Securities

During the first six months of fiscal 1997, the Company commenced investment operations of one additional portfolio, The Yacktman
Focused Fund. The Fund has one class of shares with a par value of $0.0001. Each share represents a proportionate interest in the Fund and is entitled to such dividends and distributions out of the income belonging to the Fund as declared by the Directors. Shares bear the expenses of the Fund, and do not have any preemptive or conversion rights. Upon liquidation of the Fund, shareholders are entitled to share pro rata in the net assets available for distribution.

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K:\YACKTMAN\NSAR\ITEM77I.DOC
08/28/97
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K:\YACKTMAN\NSAR\ITEM77I.DOC
08/28/97